

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 13, 2018

Via E-mail
Sergei Krylov
Chief Financial Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

> **Re: Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-33801**

Dear Mr. Krylov:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources